Mazevo Coffee Corporation

ANNUAL REPORT

5229 KING AVE W
BILLINGS, MT 59106
4069393524
https://www.mazevocoffee.com/

This Annual Report is dated April 10, 2026.

BUSINESS

Mazevo Coffee (Greek for "to gather"), blends convenience and quality with our drive-thru concept. We create community and connection with personalized service, encouraging people to Love One Another. Starting from a garage in Montana, founders Tyler, Daniel, and Damion are opening their seventh shop in 2024.

Mazevo Coffee is transforming the drive-thru coffee experience, offering fresh, handcrafted coffee with a focus on convenience and quality, meeting a growing demand in the fast-casual market. With $4M in revenue in 2023 and rapid expansion to nine locations, Mazevo Coffee is capitalizing on the Northwest's thriving coffee culture, setting records with daily store visits. Our company is driven by a mission to support communities. Your investment will fund new store openings and enhance community impact through initiatives like micro-loans for coffee farmers.

Our business model focuses on drive-thru sales, which generate 70-80% of our revenue by catering to on-the-go customers. We complement this with in-store purchases and digital sales via the Mazevo Coffee mobile app and delivery services like DoorDash. Our leadership has ensured that our baristas are trained in the art of hand-crafted coffee using non-automated machines.

Mazevo Coffee Corporation was incorporated as a Delaware Corporation on 5/22/2024. Mazevo Coffee Corporation wholly owns the following subsidiaries: Hyline Contracting, LLC (Advertising & Marketing), Livehislove LLC (Retail Coffee Shops), Mazevo Coffee of Bozeman LLC (Retail Coffee Shops in Bozeman), Mazevo Coffee Roasters LLC (Manufacturing - Roasting & Packaging), Sparrow Distribution LLC (Distribution & Logistics).

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000,000
Use of proceeds: LLC to C-Corp Interest Exchange.
Date: May 23, 2024
Offering exemption relied upon: Section 4(a)(2)

<p align="center">REGULATORY INFORMATION</p>

<p align="center">The company has not previously failed to comply with the requirements of Regulation Crowdfunding;</p>

<p align="center">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION</p>

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $6,087,886.68 compared to $5,676,967.38 in fiscal year 2025.

The decrease in revenue was primarily attributable to lower overall sales volume in 2025 compared to 2024. The Company continued operating multiple retail café locations and generating consistent revenue across its locations; however, total sales declined modestly year over year.

Cost of sales

Cost of Sales for fiscal year 2024 was $2,856,394.03 compared to $2,356,517.35 in fiscal year 2025.

The decrease in cost of sales was primarily attributable to the decrease in revenue. As fewer products were sold in 2025, the associated cost of goods sold declined. Cost of goods sold also improved as a percentage of revenue, decreasing from 46.92% in 2024 to 41.51% in 2025.

Gross margins

Gross margins for fiscal year 2024 were $3,231,492.65 compared to $3,320,450.03 in fiscal year 2025.

Gross margin increased despite the decline in revenue, as the reduction in cost of sales outpaced the decrease in revenue. This resulted in improved gross margin performance in 2025 compared to 2024.

Operating Expenses

Operating Expenses for fiscal year 2024 were $3,482,419.46 compared to $3,464,846.26 in fiscal year 2025.

Operating expenses decreased slightly in 2025 compared to 2024. The decrease was primarily driven by reductions in payroll, general and administrative expenses, and travel expenses, partially offset by increases in direct operating expenses, advertising, and interest expense.

Historical results and cash flows:

The Company is currently revenue generating and continues to operate multiple retail café locations. Management believes that historical cash flows may not be indicative of future performance as the Company continues to refine operations and improve efficiency.

Operating cash flow improved from $(72,164.62) in 2024 to $43,506.80 in 2025, reflecting improved operating performance. Net loss improved from $(250,926.81) in 2024 to $(144,396.23) in 2025.

Cash flows during prior periods were supported by a combination of operating revenue and financing activities. The Company continues to focus on improving profitability through cost management and operational efficiency.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $71,277.85.

Debt

Creditor: Ascentium Capital
Outstanding balance: $15,351.88
Interest rate: N/A (fixed fee financing)

Creditor: Ascentium Capital
Outstanding balance: $36,118.06
Interest rate: N/A (fixed fee financing)

Creditor: Ascentium Capital
Outstanding balance: $6,395.78
Interest rate: N/A (fixed fee financing)

Creditor: Ascentium Capital
Outstanding balance: $35,790.90
Interest rate: N/A (fixed fee financing)

Creditor: Ascentium Capital
Outstanding balance: $70,251.24
Interest rate: N/A (fixed fee financing)

Creditor: Ascentium Capital
Outstanding balance: $20,654.62
Interest rate: N/A (fixed fee financing)

Creditor: SBA (EIDL Loan)
Outstanding balance: $82,386.10
Interest rate: 3.75%

Creditor: Leaf Capital
Outstanding balance: $1,665.94
Interest rate: N/A (fixed fee financing)

Creditor: Leaf Capital
Outstanding balance: $37,584.73
Interest rate: N/A (fixed fee financing)

Creditor: Square Capital
Outstanding balance: $70,000.00
Interest rate: N/A (revenue-based financing)

Creditor: 2015 Chevy Express 3500 Loan
Outstanding balance: $1,854.68
Interest rate: 5.29%

Creditor: Rob Veltcamp
Outstanding balance: $12,454.75
Interest rate: 8.00%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Our directors and executive officers as of the date hereof are as follows:

Name: Damion Taylor

Damion Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board & Chief Executive Officer
Dates of Service: December 17, 2025 – Present (CEO) | September 2024 – Present (Chairman) | January 2016 – September 2024 (CEO & Chairman)
Responsibilities: As Chairman of the Board and Chief Executive Officer, Damion oversees the overall strategic direction, operations, and performance of Mazevo Coffee Corporation. He is responsible for leading business growth, executive leadership, and maintaining the Company's mission and culture.
Compensation: $55,000 annually

Name: Keira Taylor

Keira Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & Bookkeeper
Dates of Service: January 2016 – Present
Responsibilities: Keira serves on the board of directors and supports the Company's financial oversight, bookkeeping, and operational needs, including coffee roasting and internal financial management.
Compensation: $55,000 annually

Name: Daniel Allen Botz

Daniel Allen Botz's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 2018 – Present
Responsibilities: Daniel serves on the board of directors and provides oversight and input on company strategy and governance.
Compensation: None

Name: Tyler Nash

Tyler Nash's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October 2016 – Present
Responsibilities: Tyler serves on the board of directors and supports governance and strategic oversight of the Company.
Compensation: None

Name: Don Crooks

Don Crooks' current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: November 10, 2025 – Present
Responsibilities: Don serves on the board of directors and provides oversight and strategic guidance.
Compensation: None

Name: Sally Crooks

Sally Crooks' current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: November 10, 2025 – Present
Responsibilities: Sally serves on the board of directors and provides oversight and strategic guidance.
Compensation: None

During 2025, Matthew Frick and Molly Hawk ceased serving as officers and directors of the Company on October 28, 2025 and December 17, 2025, respectively.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Damion M. Taylor
Amount and nature of Beneficial ownership: 5,500,000
Percent of class: 53.7%

Title of class: Common Stock
Stockholder Name: Tyler R. Nash
Amount and nature of Beneficial ownership: 3,300,000
Percent of class: 32.2%

RELATED PARTY TRANSACTIONS

Related Party Transactions

The Company had a related party loan originating in a prior period with Damion Taylor, a director of the Company. During the year ended December 31, 2025, the Company made payments on this loan and the remaining balance was fully repaid prior to year end. No related party balances remained outstanding as of December 31, 2025. The Company did not engage in any additional related party transactions during the year.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock

Authorized: 11,000,000

Outstanding: 10,241,923
Voting Rights: One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights:

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate

terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of

our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our

data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our Growth May Depend on Factors Beyond Our Control
Our ability to achieve and sustain growth depends on a variety of factors, many of which are beyond our control. These factors include changes in consumer preferences, the state of the economy, and the availability of capital. Economic downturns or disruptions in the financial markets could make it more difficult for us to raise capital or access credit. Changes in consumer preferences or unfavorable economic conditions could reduce demand for our products and services, adversely affecting our revenue and profitability. Additionally, our ability to attract and retain customers depends on factors such as market conditions, competition, and regulatory changes, all of which are unpredictable. Investors should be aware that these external factors could significantly impact our business, operations, and financial performance.

Dependence on Key Personnel
Our success heavily relies on the expertise, experience, and performance of our key personnel, including our founders and senior management team. The loss of any key personnel, or the inability to attract and retain additional qualified employees, could harm our business operations and financial performance. The competition for skilled individuals in our industry is intense, and we may face challenges in hiring and retaining the talent necessary to execute our business strategy effectively. Moreover, any significant changes in our management team could disrupt our operations, affect employee morale, and hinder our ability to achieve our business

objectives. Investors should consider the risks associated with our reliance on key personnel when evaluating this investment opportunity.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Mazevo Coffee Corporation

By /s/ *Damion Taylor*

Title: CEO and Chairman

By /s/ *Damion Taylor*

Name: Damion Taylor
Title: CEO and Chairman

By /s/ *Damion Taylor*

Name: Damion Taylor
Title: CFO

By /s/ *Keira Taylor*

Name: Keira Taylor
Title: Director

By /s/ *Don Crooks*

Name: <u>Don Crooks</u>
Title: Director

By /s/ *Sally Crooks*
Name: <u>Sally Crooks</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Mazevo Coffee Corporation

Consolidated Profit and Loss (unaudited)
January - December 2024

NET REVENUE	$	6,087,886.68	**100%**
Cost of Goods Sold	$	2,856,394.03	**46.92%**
Advertising/Marketing	$	96,294.62	1.58%
Direct Operating Expense	$	928,347.03	15.25%
General Administrative Expenses	$	400,819.38	6.58%
Interest Expense	$	38,971.94	0.64%
Payroll Expenses	$	1,763,178.37	28.96%
Travel Expenses	$	46,357.37	0.76%
TOTAL	$	**(42,476.06)**	**-0.70%**
Depreciation & Amortization	$	207,659.89	3.41%
Other Misc	$	790.86	0.01%
Net Income	$	**(250,926.81)**	**-4.12%**

Mazevo Coffee Corporation

Consolidated Balance Sheet (unaudited)
January - December 2024

Cash Accounts	$	246,534.19
Inter-company Transactions (Mazevo Coffee Corporation)	$	0.00
Inventory Assets	$	222,495.99
Fixed Assets	$	567,709.26
Other Assets	$	66,748.17
TOTAL ASSETS	**$**	**1,103,487.61**
Cash Flow Accounts	$	168,618.65
Other Current Liabilities	$	46,316.30
Long-Term Liabilities	$	596,175.89
TOTAL LIABILITIES	**$**	**811,110.84**
Equity	$	292,376.77
TOTAL LIABILITIES & EQUITY	**$**	**1,103,487.61**

Mazevo Coffee Corporation

Consolidated Profit and Loss (unaudited)
January - December 2025

NET REVENUE	$	5,676,967.38	**100%**
Cost of Goods Sold	$	2,356,517.35	**41.51%**
Advertising/Marketing	$	106,244.50	1.87%
Direct Operating Expense	$	1,011,001.59	17.81%
General Administrative Expenses	$	335,069.14	5.90%
Interest Expense	$	109,613.39	1.93%
Payroll Expenses	$	1,682,638.51	29.64%
Travel Expenses	$	31,642.46	0.56%
TOTAL	**$**	**44,240.44**	**0.78%**
Depreciation & Amortization	$	200,828.64	3.54%
Other Misc	$	(12,191.97)	-0.21%
Net Income	**$**	**(144,396.23)**	**-2.54%**

Mazevo Coffee Corporation

Consolidated Balance Sheet (unaudited)
January - December 2025

Cash Accounts	$	71,277.85
Inter-company Transactions (Mazevo Coffee Corporation)	$	0.00
Inventory Assets	$	222,495.99
Fixed Assets	$	408,941.99
Other Assets	$	52,712.95
TOTAL ASSETS	**$**	**755,428.78**
Cash Flow Accounts	$	110,718.15
Other Current Liabilities	$	114,258.38
Long-Term Liabilities	$	320,508.68
TOTAL LIABILITIES	**$**	**545,485.21**
Equity	$	209,943.57
TOTAL LIABILITIES & EQUITY	**$**	**755,428.78**

Mazevo Coffee Corporation

Consolidated Cash Flows (unaudited)
January - December 2024

OPERATING ACTIVITIES	$	(72,164.62)
INVESTING ACTIVITIES	$	105,306.47
FINANCING ACTIVITIES	$	173,438.83
NET CASH INCREASE FOR PERIOD	$	(6,310.32)
Cash at beginning of period	**$**	**146,399.01**
CASH AT END OF PERIOD	$	246,534.19

Mazevo Coffee Corporation

Consolidated Cash Flows (unaudited)
January - December 2025

OPERATING ACTIVITIES	$	43,506.80
INVESTING ACTIVITIES	$	172,802.49
FINANCING ACTIVITIES	$	(271,508.63)
NET CASH INCREASE FOR PERIOD	$	(55,199.34)
Cash at beginning of period	**$**	**132,714.35**
CASH AT END OF PERIOD	$	77,515.01

Mazevo Coffee Corporation
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
(unaudited)
2024

	# OF SHARES	$ AMOUNT	APIC	ACCUMULATED DEFICIT	TOTAL SHAREHOLDER EQUITY
INCEPTION	10,000,000	$ 1,000.00	$ 0.00	$ 0.00	$ 1,000.00
ISSUANCE OF COMMON STOCK	191,923	$ 19.19	$ 354,256.15	$ 0.00	$ 354,256.15
ADDITIONAL PAID IN CAPITAL	—	$ 0.00	$ 0.00	$ 0.00	$ 0.00
NET INCOME (LOSS)	—	—	—	$ (250,926.81)	$ (250,926.81)
BALANCE DEC 31, 2024	10,191,923	$ 1,019.19	$ 354,256.15	$ (250,926.81)	$ 104,348.53

Mazevo Coffee Corporation

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
(unaudited)
2025

	# OF SHARES	$ AMOUNT	APIC	ACCUMULATED DEFICIT	TOTAL SHAREHOLDER EQUITY
BEGINNING BALANCE (2024)	10,191,923	$1,019.19	$354,256.15	($250,926.81)	$104,348.53
ISSUANCE OF COMMON STOCK	50,000	$5.00	$49,995.00	$0.00	$50,000.00
ADDITIONAL PAID IN CAPITAL	—	$ 0.00	$ 0.00	$ 0.00	$ 0.00
NET INCOME (LOSS)	—	—	—	**($144,396.23)**	**($144,396.23)**
BALANCE DEC 31, 2025	10,241,923	$1,024.19	$404,251.15	($395,323.04)	**$9,952.30**

NOTE 1 – NATURE OF OPERATIONS

Mazevo Coffee Corporation ("the Company") was incorporated on May 22, 2024 ("Inception") in the State of Delaware. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Company's principal place of business is located in Billings, Montana.

Mazevo Coffee Corporation is a specialty coffee company operating retail café locations and a coffee roasting operation. The Company offers handcrafted coffee beverages, food items, and related products through its café locations, with a focus on quality, consistency, and customer experience. The Company is mission-driven, with an emphasis on community engagement and high-quality coffee sourcing and preparation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues from the sale of coffee beverages, food items, and related products when (a) persuasive evidence that an arrangement exists; (b) the product has been

provided to the customer; (c) the price is fixed and determinable; and (d) collection of the amounts due is reasonably assured.

Stock-Based Compensation
The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740, *Income Taxes*. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. federal jurisdiction and the State of Montana. The Company is subject to U.S. federal and state income tax examinations by tax authorities for all periods since inception. The Company is not currently under examination by any taxing authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of federally insured limits.

NOTE 3 – DEBT

As of December 31, 2025, the Company had total outstanding debt of $390,508.68.

The Company's debt consists of equipment financing, term loans, and revenue-based financing arrangements. A summary of debt is as follows:

2

- Ascentium Capital equipment financing agreements with an aggregate outstanding balance of $184,562.48.
- U.S. Small Business Administration EIDL loan with an outstanding balance of $82,386.10.
- Leaf Capital financing agreements with an aggregate outstanding balance of $39,250.67.
- Vehicle loan related to a 2015 Chevy Express 3500 with an outstanding balance of $1,854.68.
- Loan payable to a related party (Rob Veltcamp) with an outstanding balance of $12,454.75.
- Revenue-based financing through Square with an outstanding balance of $70,000.00.

These obligations are subject to various repayment terms, including fixed monthly payments and revenue-based remittances. Certain loans are secured by Company assets.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in, nor aware of, any pending or threatened litigation against the Company or its officers that would have a material effect on the financial statements.

The Company leases retail café locations and a roasting facility under non-cancelable operating lease agreements. As of December 31, 2025, the Company operates multiple leased locations with lease terms ranging from approximately 3 to 15 years. These leases generally include renewal options, annual rent escalation provisions, and, in certain cases, common area maintenance (CAM) charges.

Monthly base rent under these agreements ranges from approximately $2,432 to $9,521, excluding CAM charges. Certain lease agreements include personal guarantees and other customary commercial lease provisions, including renewal options and rights of first refusal on select locations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue shares of common stock with a par value of $0.0001 per share. As of December 31, 2025, the Company had 10,241,923 shares of common stock issued and outstanding.

During the year ended December 31, 2025, the Company issued 50,000 shares of common stock at a price of $1.00 per share, resulting in total proceeds of $50,000. Of this amount, $5.00 was recorded as common stock at par value and $49,995.00 was recorded as additional paid-in capital.

As of December 31, 2025, the Company had an accumulated deficit of $395,323.04.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, the Company had a loan payable to a related party. The loan was fully repaid prior to year end, and there was no outstanding balance as of December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2026, which is the date these financial statements were available to be issued. The Company has determined that there were no events or transactions occurring subsequent to December 31, 2025 that would require recognition or disclosure in these financial statements.

I, **Damion Taylor**, the **Principal Executive Officer** of **Mazevo Coffee Corporation**, hereby certify that the financial statements of **Mazevo Coffee Corporation** and notes thereto for the periods ending **December 31, 2024** and **December 31, 2025** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year **2025**, the amounts reported on our tax returns were total income of **$6,038,763**; taxable income of **($18,662)**; and total tax of **$0**.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of **March 30, 2026**.

Damion Taylor
Principal Executive Officer

March 30, 2026